SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Reviva Pharmaceuticals Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

76152G 100
(CUSIP Number)

Tenzing LLC
250 West 55th Street

New York, New York 10019
(212) 710-5220

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76152G 100

1	Names of Reporting Person. Tenzing LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,662,250 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 2,662,250 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,662,250 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.24%
14	Type of Reporting Person OO

(1) Includes 540,500 shares of common stock issuable upon the exercise of warrants that are exercisable within 60 days.

CUSIP No. 76152G 100

1	Names of Reporting Person. Rahul Nayar
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 2,662,250 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 2,662,250 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,662,250 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.24%
14	Type of Reporting Person IN

(1) Includes 540,500 shares of common stock issuable upon the exercise of warrants that are exercisable within 60 days.

CUSIP No. 76152G 100

1	Names of Reporting Person. Parag Saxena
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

India

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 2,662,250 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 2,662,250 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,662,250 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.24%
14	Type of Reporting Person IN

(1) Includes 540,500 shares of common stock issuable upon the exercise of warrants that are exercisable within 60 days.

Explanatory Note

This Schedule 13D/A is being filed as an amendment (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on behalf of Tenzing LLC, a Delaware limited liability company (the “Sponsor”), Rahul Nayar, a managing member of the Sponsor and Parag Saxena, the Chairman of the Issuer, and a managing member of the Sponsor (collectively, the “Principals” and together with the Sponsor, the “Reporting Persons”), with respect to common stock of Reviva Pharmaceuticals Holdings, Inc. filed on September 4, 2018 (the “Schedule 13D”) pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer

Securities acquired: common stock, par value $0.0001 per share (the “Common Stock”)

Issuer:	Reviva Pharmaeuticals Holdings, Inc. (the “Issuer”) 19925 Stevens Creek Blvd, Suite 100, Cupertino, California 95014

Item 2.	Identity and Background

(a) This statement is filed by:

(i) the Sponsor, which is the holder of record of approximately 27.24% of the Issuer’s outstanding shares of common stock based on the number of shares of Common Stock outstanding (9,231,737) as of the Closing Date (as defined below);

(ii) Rahul Nayar, who is a managing member of the Sponsor; and

(iii) Parag Saxena, who is the Chairman of the Issuer and a managing member of the Sponsor.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor, in connection with the Issuer’s initial public offering (the “IPO”) and potential business combination. The principal occupation of Mr. Parag Saxena is to serve as Chairman of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 14, 2020 (the “Closing Date”), the Issuer, the successor to Tenzing Acquisition Corp. (“Tenzing”), completed a business combination (the “Business Combination”) with Reviva Pharmaceuticals, Inc., a Delaware corporation (“Reviva”), pursuant to the Agreement and Plan of Merger, dated as of July 20, 2020 (as amended, the “Merger Agreement”), by and among Tenzing, Reviva and the other parties named therein. In connection with the closing of the Business Combination, the Sponsor elected to have the working capital loans under certain promissory notes in the aggregate principal amount of $1,975,000 converted into private placement units at $10.00 per unit, resulting in the issuance to the Sponsor of an aggregate of 197,500 shares of the Issuer’s common stock and warrants to purchase 197,500 shares of common stock (collectively the “Conversion Securities”). Upon issuance of the Conversion Securities, all of the existing obligations of the Issuer under the working capital loans were satisfied in full and irrevocably discharged, terminated and released, and the Sponsor retained no rights with respect to such working capital loans, other than the registration rights provided pursuant to such working capital loans.

Item 4.	Purpose of the Transaction

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of shares of Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, such shares are subject to certain lock-up restrictions as further described in Item 6 below.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person (on the basis of a total of 9,231,737 shares of Common Stock outstanding as of the Closing Date) are as follows:

Tenzing LLC

a)		Amount beneficially owned: 2,662,250(1)	Percentage: 27.24%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	2,662,250(1)
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	2,662,250(1)
	iv.	Shared power to dispose or to direct the disposition of:	0

(1) Includes 540,500 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days.

Rahul Nayar

a)		Amount beneficially owned: 2,662,250(1)	Percentage: 27.24%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,662,250(1)
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,662,250(1)

(1) Includes 540,500 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days.

Parag Saxena

a)		Amount beneficially owned: 2,662,250(1)	Percentage: 27.24%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	2,662,250(1)
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	2,662,250(1)

(1) Includes 540,500 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days.

The Principals are the managing members of the Sponsor. The Principals jointly have the sole voting and dispositive power of the securities held by the Sponsor. As such, the Principals exercise voting and dispositive control over any of the securities held by the Sponsor. Accordingly, the Principals may be deemed to beneficially own such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Promissory Notes

From February 10, 2020 through November 12, 2020, the Issuer issued the Sponsor certain convertible promissory notes, pursuant to which the Issuer borrowed an aggregate principal amount of $1,975,000. The loans were non-interest bearing and due to be paid upon the earlier of (i) the consummation of a business combination and (ii) the date of the winding up of the Issuer. The loans were convertible into units at a purchase price of $10.00 per unit.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Promissory Note, dated February 10, 2020, issued by Tenzing Acquisition Corp. to Tenzing LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 14, 2020).

Exhibit 99.2	Promissory Note, dated May 21, 2020, issued by Tenzing Acquisition Corp. to Tenzing LLC(incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 21, 2020).

Exhibit 99.3	Promissory Note, dated July 24, 2020, issued by Tenzing Acquisition Corp. to Tenzing LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 29, 2020)

Exhibit 99.4	Promissory Note, dated August 18, 2020, issued by Tenzing Acquisition Corp. to Tenzing LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 18, 2020).

Exhibit 99.5	Promissory Note, dated September 24, 2020, issued by Tenzing Acquisition Corp. to Tenzing LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 25, 2020)

Exhibit 99.6	Promissory Note, dated November 12, 2020, issued by Tenzing Acquisition Corp. to Tenzing LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 13, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2021

Tenzing LLC

	By:	/s/ Rahul Nayar
	Name:	Rahul Nayar
	Title:	Managing Member

	By:	/s/ Rahul Nayar
Rahul Nayar

	By:	/s/ Parag Saxena
Parag Saxena